Amendment to
GREM USA 2005 STOCK OPTION PLAN,
DATED APRIL 29, 2005


Pursuant to a meeting of the sole director of GREM USA on January 30, 2006, Section 6 of the GREM USA 2005 Stock Option Plan dated April 29, 2005 shall be revised to read as follows:

TOTAL NUMBER OF SHARES OF COMMON STOCK

The total number of shares of Common Stock reserved for issuance by the Company either directly or underlying Options granted under this Plan shall not be more than 1,250,000,000. The total number of shares of Common Stock reserved for such issuance may be increased only by a resolution adopted by the Board of
Directors and amendment of the Plan.   Such Common Stock may be
authorized and unissued or reacquired common stock of the Company.


The terms and provisions of the amendment of this Plan shall be binding upon, and shall inure to the benefit of, each Participant, his executives or administrators, heirs, and personal and legal representatives.

         Dated the 30th day of January 2006.

                                        GREM USA

                                        By: /s/ Edward Miers
                                            --------------------------
                                            Edward Miers, President